UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K
             [ ] Form 20-F
             [ ] Form 11-K
             [X] Form 10-Q
             [ ] Form 10-D
             [ ] Form N-SAR
             [ ] Form N-CSR

For Period Ended: December 1, 2007
                  ----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              CalAmp Corp.
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                         Full Name of Registrant

           ---------------------------------------------------------
                        Former Name if Applicable

                           1401 N. Rice Avenue
           ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Oxnard, CA 93030
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                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or Portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     CalAmp Corp. (the "Company") hereby requests a five day extension of time in which to file its Quarterly Report on Form 10-Q for the third quarter ended December 1, 2007 (the "Form 10-Q") to allow more time for the Company and its independent auditors to complete their review of the third quarter results, including the impairment charge discussed below. The Company expects to file the Form 10-Q at the end of five day extension period on January 15, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Vitelle           (805)                987-9000
----------------        -----------      -------------------
     (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As a result of a significant decrease in recent business with a key Direct Broadcast Satellite (DBS) customer due to a product performance issue as previously disclosed, the Company anticipates reporting revenue for the fiscal third quarter ended December 1, 2007 of $32.1 million, compared to $59.1 million in the third quarter of last fiscal year. Because of this decrease in business with the key DBS customer, coupled with the recent substantial decline in the Company's market capitalization, the Company engaged an independent valuation specialist to conduct an interim goodwill impairment analysis as of December 1, 2007 in accordance with the applicable accounting rules. This analysis indicated that the Company's goodwill has been impaired, notwithstanding the fact that the Company entered into a settlement agreement with this key DBS customer on December 14, 2007. Based on this analysis, the Company expects to record a non-cash impairment charge in the range of $64 million to $68 million for the quarter ended December 1, 2007, which net of tax represents a charge in the range of $2.38 to $2.48 per diluted share. As a result of this impairment charge and the reduction of business with the key DBS customer, the Company expects to report substantially lower earnings in the quarter ended December 1, 2007 than the corresponding period of last fiscal year.


The Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    January 10, 2008                       By  /s/ Richard K. Vitelle
    ---------------                           ----------------------
                                             Richard K. Vitelle
                                             Vice President - Finance
                                             Chief Financial Officer